Exhibit 21.1

List of Subsidiaries of Odyssey Semiconductor Technologies, Inc.

As of November [ ], 2019, Odyssey Semiconductor, Inc., a Delaware Corporation, is the only subsidiary of Odyssey Semiconductor Technologies, Inc.